

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Leonard Fluxman
Chief Executive Officer
OneSpaWorld Holdings Limited
Office of Lennox Paton Corporate Services Limited
Bayside Executive Park, Building 3
West Bay Street, P.O. Box N-4875
City of Nassau, Island of New Providence
Commonwealth of The Bahamas

>   **Re: OneSpaWorld Holdings Limited**
>   **Registration Statement on Form S-4**
>   **Filed November 13, 2018**
>   **File No. 333-228359**

Dear Mr. Fluxman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed November 13, 2018

Summary
Company Overview, page 1

1.   You attribute numerous statements in this section to data and reports by third parties, including Coresight Research. To the extent you commissioned any research or reports for use in the Registration Statement, please file the consent as an exhibit. Refer to Securities Act Section 7 and Rule 436.

Selectively Expand Footprint at Destination Resorts, page 29

2.   Please substantiate that OneSpaWorld is known to its partners as a proven turnkey operator and briefly explain what it means to have "significant whitespace potential."

The Haymaker Board's Reasons for the Business Combination, page 100

3.   In the listing of factors on page 101, please discuss whether the Haymaker Board considered the determination not to obtain a third-party valuation or fairness opinion as a negative factor. We note the first full question and answer on page 9.

Comparable Companies Analysis, page 105

4.   Please briefly describe the criteria used by the Haymaker Board to select companies for the best-in-class service operators, health and wellness, and asset-light leisure categories. For each of the three categories, if any companies that met the criteria were excluded, discuss the reasons why.

5.   Please disclose the implied price to earnings per share and levered free cash flow yield estimates for each of the comparable companies. Please also disclose any assumptions made by the Haymaker Board in conducting the analysis.

Material Tax Considerations, page 112

6.   To the extent you intend to file "short-form" opinions of tax counsel, please name counsel here and clarify that the discussion is respective counsel's opinion.

Pro Forma Adjustments to the Balance Sheet, page 155

7.   We note that $613 million of the purchase price is estimated to be allocated to concession agreements. Please describe the nature of these concession agreements and, if they relate to contracts with cruise lines, tell us what circumstances resulted in the fair value of these agreements significantly increasing from the December 9, 2015 valuation of these assets.

Business of OneSpaWorld After the Business Combination
Products, page 172

8.   Please briefly explain what retail attachment rate is and substantiate that your rate is "leading."

MD&A
Six-month Period Ended June 30, 2018, page 185

9.   You disclose that revenues per shipboard staff per day increased by 8.8%, or $42 million during the six months ended June 30, 2018 versus the six months ended June 30, 2017. However, the table preceding this disclosure indicates total revenue increased by approximately $15.8 million. Please advise.

10.   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the decrease in cost of services was primarily attributable to improved supplier pricing and a favorable change in business mix, but you do not quantify these factors nor analyze the underlying reasons for the changes. As such, please consider expanding this section by:

- increasing the use of tables to present dollar and percentage changes in accounts (and common size percentages), rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate

Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

11.   The analysis portion of your disclosure on cost of services, cost of products, and administrative expenses (i.e, the disclosure after the narrative portion that quantifies the changes) is limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (cost of services, cost of products, administrative, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-12 that cost of services includes multiple components such as allocable portion of wages paid to shipboard employees and of payments to cruise lines (which are derived as a percentage of service revenues or a minimum annual rent or a combination of both), an allocable portion of staff-related shipboard expenses, costs related to recruitment and training of shipboard employees, wages paid directly to destination resort employees, payments to destination resort venue owners, and health and wellness facility depreciation. As noted above, please consider providing tabular disclosures, as appropriate.

Year Ended December 31, 2017, page 187

12.   You disclose that cost of products as a percentage of products revenue decreased to 87.8% in 2017 from 93.5% in 2016 primarily attributable to improved supplier pricing on retail products. Please explain the underlying reason for the improved supplier pricing. In this

regard, we note your disclosure on page 183 that the prices of beauty products purchased by OSW Predecessor from the Supplier Entity prior to 2017 were at amounts not comparable to those set forth under the agreement and applicable to future periods. Please also quantify this factor.

Financial Statements, page F-1

13.   Please update the historical and pro forma financial information in your filing to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Combined Statements of Equity, page F-6

14.   The amounts reported here for "Net distributions to Parent and affiliates" do not agree with the amounts reported on your statements of cash flows. Please advise.

Combined Statements of Cash Flows, page F-7

15.   We note your disclosure on pages F-11 and F-28 that you receive services and support from various functions performed by the Parent, that these expenses relate to allocations of Parent corporate overhead, and that such amounts are classified as salary and payroll taxes and administrative expenses in the combined income statements. Please tell us the nature of the non-cash adjustment for "allocation of Parent corporate overhead," how such amounts are ultimately settled, and where the settlements are presented in the statements of cash flows.

16.   We note that changes in accounts payable provided increases in cash flows from operating activities of $2.4 million, $32.3 million, and $29.7 million in the fiscal years ending December 31, 2017, 2016, and 2015, respectively. These amounts cumulatively total to an approximately $64.4 million increase in accounts payable over the three-year period as compared to accounts payable totaling $5.9 million as of December 31, 2017. Please advise.

Note 1: Organization, page F-9

17.   We note your disclosure here that contracts with cruise lines are generally renewed every five years. We also note your disclosure on page 45 that cruise line agreements have specific terms, ranging from 2.6 to 10.7 years with an average remaining term per ship of approximately 3.5 years as of June 30, 2018. Please describe for us the nature of your contract intangible and tell us your basis for the 39 year weighted average useful life assigned to contract intangibles upon your acquisition on December 9, 2015.

Note 9: Transactions with Related Parties, page F-27

18.   We note your disclosure that as of December 31, 2016 and 2015, a large portion of the then outstanding accounts payable [to supplier entities related to purchases from wholly-owned subsidiaries of the Parent] were considered contributions of capital from the

Parent, which are included in the combined financial statements of the Company. Please explain to us in more detail your accounting for these transactions, including cash flow statement presentation, and for similar transactions during 2017.

19.   Please revise the line item labeled "accounts payable" in the second table to "accounts payable – related parties" for consistency with the balance sheet presentation.

Segment and Geographic Information, page F-28

20.   Please tell us the factors used to identify your reportable segments. Additionally, tell us how you evaluated the criteria in ASC 280-10-50-11 in determining that you have one reportable segment, including how the Maritime and Destination Resort segments have similar economic characteristics.

Note 6: Long-term Debt, page F-45

21.   We note that in 2018 you recognized approximately $356 million of debt after entering into an assignment and assumption agreement with your Parent. We also note from page F-27 that your assets were previously pledged in December 2015 as collateral under a pledge and security agreement for this debt and that, as of September 30, 2015, Spa Operations were the predominate source of revenues and operating income for your Parent per their Form 10-Q. Given the carve-out basis of your financial statements, please tell us what consideration you gave to attributing this debt to the carve-out financial statements in earlier-presented periods. Reference is made to ASC 405-40, 450, and 460 and SAB Topic 1B.1 question 4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure